


05008770

NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
www.nissan.co.jp

File No. 82-207

Date: May 30, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: NISSAN MOTOR CO., LTD. – 12g3-2(b) exemption

Dear Sirs:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of FY2004 Business Report (Year ended March 31,2005)

2. English translation of NOTICE OF CONVOCATION OF THE 106th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Very truly yours,

NISSAN MOTOR CO., LTD.
Global Communications CSR and
Investor Relations Division
Phone,+81-3-5565-2164
Fax,+81;3-3544-0109


JUN 09 2005

[Translation]

May 30, 2005

To Shareholders:

NOTICE OF CONVOCATION OF

THE 106th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 106th Ordinary General Meeting of Shareholders of the Company (the "Meeting") will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend the Meeting in person, please review the following "Reference Materials Concerning Exercise of Voting Rights" as well as the "Report for the 106th Fiscal Year" enclosed herewith and send us the enclosed voting form by return mail, indicating your votes for or against the propositions and affixing your seal impression thereon, or vote through internet website (http://www.web54.net).

Yours very truly,

NISSAN MOTOR CO., LTD.
(Nissan Jidosha Kabushiki Kaisha)

By: /s/ Carlos Ghosn

Carlos Ghosn
President and Director
2 Takara-cho, Kanagawa-ku,
Yokohama-shi, Kanagawa

PARTICULARS

1. Date and Time of the Meeting:

   Tuesday, June 21, 2005 at 10:00 a.m.

2. Place of the Meeting:

   "National Convention Hall of Yokohama" of Pacifico Yokohama

   1- 1, Minatomirai 1-chome, Nishi-ku, Yokohama

   Please note that the place of the Meeting this year is different from last year, and refer to the information map at the bottom of this Notice.

3. Matters to be dealt with at the Meeting:

Matters to be reported:

1: Report on the Non-Consolidated Balance Sheet, the Non-Consolidated Statement of Income and the Business Report for the 106th Fiscal Year (April 1, 2004 to March 31, 2005)

2: Report on the Consolidated Balance Sheet and the Consolidated Statement of Income for the 106th Fiscal Year (April 1, 2004 to March 31, 2005), and the result of audit thereon by Independent Auditors and Statutory Auditors.

Matters to be resolved:

Item 1: Approval of Appropriation of Retained Earnings for the 106th Fiscal Year

Item 2: Amendment to the Articles of Incorporation
(The contents of the proposals are as stated in the following "Reference Materials Concerning Exercise of Voting Rights".)

Item 3: Issuance of Shinkabu-Yoyakuken (stock acquisition right) without Consideration as Stock Options to Employees of the Company and Directors and Employees of its Affiliates
(The contents of the proposals are as stated in the following "Reference Materials Concerning Exercise of Voting Rights".)

Item 4: Election of Nine (9) Directors due to Expiration of Term of All Directors

Item 5:	Election of One (1) Statutory Auditor
Item 6:	Granting of Retirement Allowance to the Retiring Directors and Retiring Statutory Auditors
Item 7:	Revision of the Remuneration for Directors and Statutory Auditors

1. Financial Statements and copies of Independent Accountants' Report and Statutory Auditors' Report required to be attached hereto are as stated in the attached "Report for the 106th Fiscal Year"; and
2. Contents of the proposed Items are as stated in the following "Reference Materials Concerning Exercise of Voting Rights".

When attending the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting. If you vote through internet website, please use the code and password for Exercising Voting Right printed on the voting form, and vote in accordance with the guidance of the screen.

Your cooperation is requested with respect to the questions and answers session in the Meeting as follows:

- **Any shareholder who wishes to ask a question is requested to receive in advance a ticket which will be distributed in the hall for the Meeting. Questions may be presented in the order of the serial numbers of the tickets. Please be advised that the tickets will be distributed until 10:00 a.m. when the Meeting will start.**
- **When the proposed Items have been fully deliberated, the questions and answers session may be closed even though not all the persons who hold tickets have asked questions.**

[Translation]

Reference Materials Concerning Exercise of Voting Rights

1. Total Number of Voting Rights held by Shareholders:

43,782,314 units

2. Agenda and Matters for Reference:

Item 1: Approval of Appropriation of Retained Earnings for the 106th Fiscal Year

Given the improvement of the Company's performance as a result of steady progress of the "Nissan 180," as well as other circumstances, it is proposed that the retained earnings for 106th fiscal year be appropriated as stated on page 30 in the "Report for the 106th Fiscal Year" attached hereto.
In this 106th fiscal year, the Company paid an interim dividend in an amount of twelve (12) yen per share. In addition, it is proposed to pay a year-end dividend in an amount of twelve (12) yen per share, which represents an increase of one (1) yen compared with the year-end dividend of the previous year.
As a result, the total amount of dividends for this 106th fiscal year, including the interim dividend, will reach twenty-four (24) yen per share, which represents an increase of five (5) yen compared with the previous year.
The bonus payments for Directors are proposed to be three hundred and ninety million (390,000,000) yen, the same as the previous year.

Item 2: Amendment to the Articles of Incorporation

1. The contents of the proposal and the reason therefor

Whereas Article 1 of the Supplementary Provisions of the current Articles of Incorporation sets forth the provisional measure for the terms of office of the statutory auditors, it is proposed that the same Article be deleted since there are no statutory auditors to whom such measure applies.

2. The contents of the amendment

The contents of the amendment is as follows:

(The underlined portions are to be amended)

Current	After Amendment
Supplementary Provisions Article 1: Notwithstanding the provision of Article 26.1, with respect to the Statutory Auditors who will be in service at or before the ordinary general meeting of shareholders for the fiscal year ending March 31, 2003, the term of office of such Statutory Auditor remains three (3) years until the expiration of such term.	<to be deleted>

Item 3: Issuance of Shinkabu-Yoyakuken (stock acquisition right) without Consideration as Stock Options to Employees of the Company and Directors and Employees of its Affiliates

It is proposed that Shinkabu-Yoyakuken be issued without consideration to employees of the Company and directors and employees of its affiliates in accordance with Article 280-20 and Article 280-21 of the Commercial Code, subject to the method in the following paragraphs.

1. Outline of issuance of Shinkabu-Yoyakuken
   (1) Persons to whom Shinkabu-Yoyakuken will be granted
   Employees of the Company and directors and employees of its affiliates
   (2) Type and number of shares to be issued upon exercise of Shinkabu-Yoyakuken
   Maximum number of shares to be issued is sixteen million (16,000,000) common shares of the Company.
   (3) Aggregate number of units of Shinkabu-Yoyakuken to be issued
   Maximum number of units of Shinkabu-Yoyakuken to be issued is one hundred sixty thousand (160,000) units.
   Number of shares to be issued per one (1) unit of Shinkabu-Yoyakuken (the "Granted Number of Shares") is one hundred (100) shares.
   In the event that the Company splits or consolidates its common shares subsequent to the date of issuance of Shinkabu-Yoyakuken (the "Issuance Date") or in certain other cases, the Granted Number of Shares may be adjusted by a certain proportion according to the decision of the Board of Directors.
   (4) Issue price of each Shinkabu-Yoyakuken
   Each Shinkabu-Yoyakuken is to be issued without consideration.
   (5) Amount to be paid upon exercise of each Shinkabu-Yoyakuken
   The amount to be paid upon exercise of each Shinkabu-Yoyakuken is obtained by multiplying a

payable price per share issued or transferred upon exercise of Shinkabu-Yoyakuken (the "Exercise Price") by the Granted Number of Shares.

The initial Exercise Price shall be the amount obtained by multiplying the average of the closing prices (in regular transaction) of one (1) common share of the Company on the Tokyo Stock Exchange for a certain period preceding the Issuance Date by a certain number (which shall be decided by the Board of Directors, provided that such number shall not be less than 1.025), according to the decision of the Board of Directors. However, the decision of the Board of Directors may provide that in the event such amount is less than the closing price on the Issuance Date (in case there is no transaction on the Issuance Date, closing price on a date immediately preceding to such date) that closing price can be the Exercise Price.

In the event that the Company issues new common shares or disposes of its own common shares at less than the then current market price thereof subsequent to the issuance of Shinkabu-Yoyakuken or in certain other cases, the Exercise Price may be adjusted by the following formula according to the decision of the Board of Directors:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Current market price per share}}}{\text{Number of shares already issued} + \text{Number of shares newly issued}}$$

(6) Period during which Shinkabu-Yoyakuken may be exercised (the "Exercise Period")

The Board of Directors will designate the Exercise Period within a range from the Issuance Date through ten (10) years therefrom.

(7) Conditions for the exercise of Shinkabu-Yoyakuken

① Each Shinkabu-Yoyakuken shall not be partially exercised.

② Other conditions to exercise shall be determined by the Board of Directors.

(8) Cancellation of Shinkabu-Yoyakuken and its condition

In the event that Shinkabu-Yoyakuken is not exercised due to the non-fulfillment, in whole or in part, of the conditions specified in paragraph (7) above, the Company may cancel such Shinkabu-Yoyakuken without any consideration.

(9) Restriction of transfer of Shinkabu-Yoyakuken

The grantee may not transfer any Shinkabu-Yoyakuken without the approval of the Board of Directors.

2. Reason to issue Shinkabu-Yoyakuken without consideration

For the purpose of further heightening the motivation of employees of the Company and directors and employees of its affiliates to improve the Company's consolidated business results, it is proposed that Shinkabu-Yoyakuken be issued to them without consideration.

Item 4: Election of Nine (9) Directors due to Expiration of Term of All Directors

The term of office for all of the current seven (7) Directors will expire at the closing of this General Meeting of Shareholders. Accordingly, it is proposed that nine (9) Directors, including two (2) additional Directors, be elected.

The candidates for Directors are as follows:

No.	Name (Date of Birth)	Brief Personal Record and Representative Positions at Other Companies			Number of Shares of the Company Owned
1	Carlos Ghosn (Mar. 9, 1954)	Oct.	1996	Joined Renault	1,047,500
		Jun.	1999	Director of Nissan Motor Co., Ltd.	
		Jun.	2000	President	
		Jun.	2003 to date	Co-Chairman and President	
		Feb.	2002 to date	Director of Alcoa, Inc.	
		Apr.	2004 to date	President and Chairman of Board of Directors of Nissan North America, Inc.	
		Apr.	2005 to date	President and Chief Executive Officer of Renault. President and Chairman of the Management Board of Renault-Nissan B.V.	
2	Itaru Koeda (Aug. 25, 1941)	Apr.	1965	Joined Nissan Motor Co., Ltd.	70,600
		Jun.	1993	Director	
		May	1998	Managing Director	
		May	1999	Director	
		Jun.	2003 to date	Co-Chairman and Director	
		Jul.	2003 to date	Director of Renault	
3	Toshiyuki Shiga (Sept. 16, 1953)	Apr.	1976	Joined Nissan Motor Co., Ltd.	22,600
		Apr.	2000	Senior Vice President (Officer)	
		Apr.	2005 to date	Chief Operating Officer (Officer)	
4	Tadao Takahashi (Jan. 10, 1945)	Apr.	1968	Joined Nissan Motor Co., Ltd.	45,000
		Jun.	1998	Director	
		Jun.	1999	Senior Vice President (Officer)	
		Jun.	2002 to date	Director	
5	Hiroto Saikawa (Nov. 14, 1953)	Apr.	1977	Joined Nissan Motor Co., Ltd.	3,200
		Apr.	2003	Senior Vice President (Officer)	
		Apr.	2005 to date	Executive Vice President (Officer)	

6	Mitsuhiko Yamashita (Apr.17, 1953)	Apr. Apr. Apr.	1979 2004 2005 to date	Joined Nissan Motor Co., Ltd. Senior Vice President (Officer) Executive Vice President (Officer)	3,300
7	Carlos Tavares (Aug.14, 1958)	Oct. Apr. Dec. Apr.	1981 2004 2004 2005 to date	Joined Renault Joined Nissan Motor Co., Ltd. VP Executive Vice President (Officer)	1,000
8	Shemaya Levy (Nov. 11, 1947)	Jan. Mar. Jun.	1972 2002 to 2004 2004	Joined Renault Executive Vice President of Renault s.a.s. Director of Nissan Motor Co., Ltd.	0
9	Patrick Pelata (Aug. 24, 1955)	Jul. Jun. Jul.	1984 1999 to date 1999 to date	Joined Renault Director of Nissan Motor Co., Ltd. Chairman of Board of Directors of Nissan Design America, Inc.	18,500

Note:
1. Mr. Carlos Ghosn is President and Chief Executive Officer of Renault and there is broad automotive business alliance, including capital participation, between the Company and Renault.
2. Mr. Carlos Ghosn resigned from an outside director of IBM. Mr. Ghosn is also scheduled to retire from an outside director of Sony Corporation at the closing of the 88th Ordinary General Meeting of Shareholders of the said company to be held on June 22, 2005.
3. There are no special conflicts of interests between the Company and other candidates.
4. Mr. Shemaya Levy meets requirements for an outside director under Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Item5: Election of One (1) Statutory Auditor

Two (2) Statutory Auditors, Messrs. Hiroshi Moriyama and Hiroyasu Kan, will resign from the office at the closing of this General Meeting of Shareholders. Accordingly, it is proposed that one (1) Statutory Auditor be elected.

Consent of Statutory Auditors has been obtained prior to the proposal of this Item.

The candidate for the Statutory Auditor is as follows:

No.	Name (Date of Birth)	Brief Personal Record and Representative Positions at Other Companies	Number of Shares of the Company Owned

1	Hisayoshi Kojima (Jan.19, 1941)	Apr. 1964 Joined Nissan Motor Co., Ltd. Jun. 1993 Director Jun. 1997 Managing Director May 1999 Director Jun. 2002 President of JATCO Co., Ltd. Apr. 2005 to date Advisor	74,012

Note: There is no special conflict-of-interest between the Company and the said candidate.

Item 6: Granting of Retirement Allowance to the Retiring Directors and Retiring Statutory Auditors

It is proposed that in appreciation of their contributions to the Company while in office, retirement allowances, within reasonable amounts to be determined based on the internal standard of the Company, be paid to Messrs. Nobuo Okubo and Norio Matsumura, who will resign from the office of Directors, and to Messrs. Hiroshi Moriyama and Hiroyasu Kan, who will resign from the office of Statutory Auditors, at the closing of this General Meeting of Shareholders. The amounts, timing and manners of the payment thereof are requested to be entrusted to the decision of the Board of Directors and to deliberations of the Statutory Auditors, respectively.

Brief personal records of each person are as follows:

Name	Brief Personal Record
Nobuo Okubo	Jun. 1992 Director of Nissan Motor Co., Ltd. Jun. 1997 Managing Director May 1999 to date Director
Norio Matsumura	Jun. 1996 to date Director of Nissan Motor Co., Ltd.
Hiroshi Moriyama	Jun. 2001 to date Statutory Auditor (Full time) of Nissan Motor Co., Ltd.
Hiroyasu Kan	Jun. 2003 to date Statutory Auditor (Full time) of Nissan Motor Co., Ltd.

Item 7: Revision of the Remuneration for Directors and Statutory Auditors

1. Fixed Monetary Remuneration for Directors

The current amount of fixed monetary remuneration for Directors was resolved to be in aggregate up to two billion (2,000,000,000) yen per year at the 104th Ordinary General Meeting of Shareholders held on

June 19, 2003. It is proposed that the aggregate amount of remuneration for Directors be increased, in proportion to the increase of the number of Directors as proposed in Item 4 above, to two billion six hundred million (2,600,000,000) yen per year.

Upon approval of Item 4, the number of Directors will be nine (9).

2. Remuneration for Statutory Auditors

The current amount of remuneration for Statutory Auditors was resolved to be in aggregate up to ten million (10,000,000) yen per month (converted amount to a yearly amount: 120,000,000 yen) at the 83rd Ordinary General Meeting of Shareholders held on June 29, 1982. It is proposed to be indicated on a yearly amount basis, instead of a monthly amount basis, and the aggregate amount of remuneration for Statutory Auditors be one hundred twenty million (120,000,000) per year.

Upon approval of Item 5, the number of Statutory Auditors will be four (4).

- End -



Business Report

Year Ended March 31, 2005

2004

NISSAN MOTOR CO., LTD.

Letter from Management

Fiscal year 2004 was another record-setting year for our company. Nissan achieved its highest global sales and production volumes, which is a tribute to the motivation of the men and women who work for our company around the world.

Nissan also achieved record operating profits of 861.2 billion yen, resulting in a 10% operating profit margin that remains at the top level among global automakers. Consolidated net revenues reached 8.576 trillion yen, and net profit after tax came to 512.3 billion yen.

Fiscal year 2004 marked the end of NISSAN 180, which will be remembered as a period in which many significant products were introduced to satisfy specific customers. We launched our first crossover and full-size truck and sport utility vehicles in North America, mini and compact cars in Japan, the Teana in China, a range of light commercial vehicles in Europe, and our revival symbol, the 350Z.

During NISSAN 180, Nissan took bold steps forward. Launching five new models at a new American manufacturing plant in Canton, Mississippi, was a major achievement. Our joint venture with Dong Feng was a key breakthrough in the Chinese market. These actions and many others established Nissan at the top rank of the world's automakers and built experience that will equip us for the challenges of our new business plan, NISSAN Value-Up.

In the next three years, we will deliver on the promise of great vehicles and value for all our stakeholders. In fact, Nissan's global expansion means that we will be able to create more value for more customers in more world markets than ever before. Everything we do is being done in order to create value that will last. We intend to keep the value going firmly up.



Carlos Ghosn
President and CEO

Facts and Figures

Global retail sales volume

(Thousand units)


FY2003
3,057
FY2004
3,388
Japan
US
Europe
Others

	FY2004	FY2003
Global retail (Note 1, 2)		(Thousand units)
Japan	848	837
US	1,013	856
Europe	544	542
Others	983	822
Total	3,388	3,057

Global vehicle production volume

(Thousand units)


FY2003
3,064
FY2004
3,378
Japan
US
Mexico
UK
Spain
Others

	FY2004	FY2003
Global production (Note 2)		(Thousand units)
Japan	1,482	1,475
US	804	620
Mexico	325	308
UK	320	332
Spain	143	117
Others (Note3)	304	212
Total	3,378	3,064

Notes: 1. Global retail sales includes sales of vehicles locally assembled with knock down parts.

2. Europe, Mexico and part of others are results of January-December.

3. Others include production in Taiwan, Thailand, Philippines, South Africa, Indonesia and China.

Consolidated net sales

(Billions of yen)



FY2003
7,429.2
FY2004
8,576.3

Consolidated operating profit

(Billions of yen)



FY2003
824.9
FY2004
861.2

Consolidated ordinary profit

(Billions of yen)



FY2003
809.7
FY2004
855.7

Consolidated net income

(Billions of yen)



FY2003
503.7
FY2004
512.3

Net consolidated automotive debt

As of March 31

(Billions of yen)



FY2003
13.6
FY2004
(205.8)

Fiscal Year 2004 Business Review

Fiscal year 2004 was filled with both anticipated and unexpected risks, but Nissan rose to the challenges. Nissan consistently executed its NISSAN 180 business plan and reported a record year in terms of revenues, operating profit, net income, sales volume and production.

Consolidated Operating Margin
Fiscal Year 2000-2004



15
12
9
6
3
0
4.8%
7.9%
10.8%
11.1%
10.0%
2000
2001
2002
2003
2004

Business performance during fiscal year 2004

Global sales came to 3,388,000 units, which exceeded the company's forecast of 3,380,000 units. This record level represented an increase of 10.8%, or 331,000 units, over fiscal year 2003 and was 281,000 units more than the previous record level set in 1990.

In fiscal year 2004, Nissan released nine all-new models globally.

Along with record sales, a global production record was achieved. Nissan's manufacturing plants produced 3,378,000 units, which was 293,000 units more than the previous record.

Global Sales Volume
Fiscal Year 2000-2004 (Thousand units)



3,400
3,200
3,000
2,800
2,600
2,400
2,633
2,597
2,771
3,057
3,388
2000
2001
2002
2003
2004

Japan

In Japan, sales came to 848,000 units, a slight 1.4% increase. Nissan's brand and products continued to gain recognition. In November 2004, the Fuga was voted the "RJC Car of the Year." In March 2005, the Note, Tiida, Cube and March were among the top 10 best-selling models in Japan. Nissan's market share increased 0.4% to 14.6%.



Tiida



Fuga

United States

In the United States, sales rose 18.4%, to 1,013,000 units, and, for the first time, sales crossed the 1-million mark. Nissan's U.S. market share for the full year came to 6%, up from 5.1%.



Frontier

The Nissan Division grew by 20.4%, mainly driven by truck sales. With solid contributions from the new Frontier, new Pathfinder and Titan, truck sales were up 47.6%, and the Altima continued to make a strong contribution to car sales.

The luxury Infiniti Division achieved yet another record year, due to the attraction of competitive models such as the G35 sport sedan and coupe. Sales were up 6.5% from the previous year, to 132,000 units.



Infiniti G35

Europe

In Europe, sales were basically flat, at 544,000 units. Strong sales of the X-TRAIL and Pick-up helped offset a lack of new passenger cars.


X-TRAIL


Pick-up

General Overseas Markets

In General Overseas Markets, including Mexico and Canada, sales were up 19.5%, to 983,000 units. In China, sales were up 92.7% to 194,000 units, and the Teana was named the "Car of the Year 2005."


Teana

Financial results

Consolidated net revenues came to 8.576 trillion yen, up 15.4% from the prior year, mainly due to higher volume and mix. Consolidated operating profit improved by 4.4% to a record 861.2 billion yen. As a percentage of net revenue, the operating profit margin came to 10%, which remains at the top level among global automakers.

By region, operating profits in Japan came to 341.1 billion yen compared to 352.5 billion yen in fiscal year 2003. Profitability in the United States and Canada came to 379.7 billion yen compared to 351.8 billion yen last year. Europe's operating profit level came to 56 billion yen from 49.2 billion yen. In General Overseas Markets, including Mexico, operating profits came to 84.8 billion yen compared to 66 billion yen.

Net income after tax reached 512.3 billion yen, representing an earnings-per-share of 125.16 yen.

NISSAN 180

Fiscal year 2004 marked the end of the NISSAN 180 business plan. Two of the plan's three critical commitments have been delivered, and the final commitment will be measured at the end of September 2005.

Nissan committed to an 8% operating profit margin, and the margin was at or above 10% for every year of NISSAN 180.

The company committed to zero net automotive debt, which was eliminated. At the close of fiscal year 2004, the company had more than 200 billion yen in net cash under the new and more demanding accounting standards.

The third commitment was to achieve an additional 1 million sales worldwide compared to fiscal year 2001, and the company expects to deliver its commitment to reach 3,597,000 units as committed.

Conclusion

As Nissan begins to implement NISSAN Value-Up, the business plan for fiscal years 2005 through 2007, the challenge will be to deliver sustainable performance. The company will continue to build upon the core elements of NISSAN 180—namely, more revenue, less cost, more quality and speed, and maximized Alliance benefit with Renault—to create significant value for all its stakeholders.

1. Eigyo-Houkokusho

1. Review of the Fiscal Year 2004

(1) Operations and results

In fiscal year 2004 ended March 31 2005, total demand for automobiles in the Japan market (including mini cars) decreased by 1.2% from the previous year, to 5,820,000 units.

Total automotive exports from Japan (including mini cars) increased by 4.2% from the previous year, to 4,980,000 units.

Nissan's domestic sales volume (including mini cars) increased by 1.4% from the previous year, to 848,000 units. Market share (including mini cars) came to 14.6%, up 0.4 point compared to fiscal year 2003. The number of Nissan's export vehicles increased by 0.4%, to 722,000 units.

Nissan's global sales volume increased by 10.8%, to 3,388,000 units.

Nissan's global production volume was 3,378,000 units, increased by 10.2%, from the previous year. Nissan's domestic production volume was 1,482,000 units, an increase of 0.4% while overseas production volume increased by 19.3%, to 1,896,000 units.

Nissan's non-consolidated sales of the automobile divisions including overseas production parts, components and accessories and repair parts was 3,675.1 billion yen, an increase of 6.7 % from the previous year, due to an increase of sales volume.

Nissan's non-consolidated total sales including Industrial Machinery came to 3,718.7 billion yen, an increase of 6.9 % from the previous year.

As for Nissan's non-consolidated financial results for fiscal year 2004 ended March 31, 2005, the company recorded the operating profit of 231.7 billion yen and the ordinary profit of 203.7 billion yen, down from the previous year, as the loss from strong yen was over the profit from increase of sales, cost reduction, and so on. Net income before taxes come to 152.0 billion yen, increased from the previous year, and we recognized the

tax cost of 49.6 billion yen. Net income after taxes resulted to 102.4 billion yen.

We propose to increase a year-end dividend by 1 yen per share from the previous year to 12 yen. As a result, the total amount of dividends for this 106th fiscal year, including the interim dividend, will reach 24 yen per share, which represents an increase of 5 yen compared with the previous year.

(2) Sales by Division

	Value (¥ billions)	Percentage of sales (%)	Year-on-Year percentage (%)
Automobile Division			
Vehicles	2,728.7	73.4	104.3
Overseas production parts and components	481.8	12.9	127.8
Accessories and repair parts	279.9	7.5	99.0
Others	184.4	5.0	109.5
Automobile Division : total	3,675.1	98.8	106.7
Other Divisions			
(Industrial Machinery)			
Other Divisions : total	43.6	1.2	117.5
Grand total	3,718.7	100.0	106.9

Notes: 1. The stated value figures have been rounded down to the nearest 100 million yen.
2. The category 'Others' in Automobile Division consists of receivable royalties, equipment and tools for production.

(3) Capital Investment

Capital investment on a non-consolidated basis in fiscal year 2004 ended March 31, 2005, totaled 128.6 billion yen, concentrated on development of new products, safety and environmental technology and on efficiency improvement of the production system.

(4) Business Funding

Nissan borrowed 52.0 billion yen for an investment fund to overseas business.

(5) Financial Performance Highlights

(Billions of yen, except per share amounts)

	FY2001	FY2002	FY2003	FY2004
Net sales	3,019.8	3,419.0	3,480.2	3,718.7
Net income	183.4	72.8	80.7	102.4
Net income per share [Yen]	45.61	16.09	18.15	23.24
Total assets	3,915.0	3,933.9	4,055.5	3,981.9
Shareholders' equity	1,829.0	1,798.7	1,709.7	1,685.8
Shareholders' equity per share [Yen]	404.94	402.65	388.60	384.86

* FY2004 covers the period from April 1, 2004 to March 31, 2005.

Notes:
1. Figures have been rounded down to the nearest 100 million yen.
2. Net income per share amounts are based on the average number of shares issued during the fiscal year. Shareholders' equity per share have been calculated according to the numbers of shares issued as of the end of the fiscal year, which does not include that of treasury stock. Net income per share and shareholders' equity per share as of the end of FY2002, FY2003 and FY2004 have been calculated based on the net income shown in the statement of income and the total shareholders' equity in the balance sheets reduced by bonuses to directors to be paid as appropriations of retained earnings.
3. For FY2002, the main factor decreasing net income despite the higher income before income taxes was that the Company recorded income taxes at a normal rate for FY2002, although the Company enjoyed income taxes benefit of 110.4 billion yen for FY2001.
4. For FY2003, the main factors leading to the decrease in shareholders' equity per share was due to the acquisition of treasury stock.
5. For FY2004, the main changing factors was described in section (1).

2. Issues and Outlook for the Fiscal Year Ahead

In fiscal year 2005, the first year of the NISSAN Value-Up business plan, Nissan will begin to implement actions aimed to deliver the plan's three commitments, which are:

- to maintain the top level of operating profit margin among global automakers for each of the three years of the plan;
- to reach annual sales of 4.2 million units measured in fiscal year 2008; and
- to achieve a 20% return on invested capital on average over the course of the plan, excluding cash on hand.

In fiscal year 2005, Nissan will launch six all-new products, representing a total of 20 regional product events worldwide.

In Japan, a flat market for the auto industry is expected. Nissan plans to increase sales through the launch of five all-new models, including the Serena minivan, a compact wagon, an M-class sedan, a minicar and the Otti, a minivehicle supplied by Mitsubishi Motors.

In the United States, sales are expected to increase slightly in a flat market. No new model launches are planned in North America in fiscal year 2005, following the launch of four new models last year. The next wave of new products will come in 2006 and 2007.

In Europe, the FY05 sales level is expected to be maintained in a flat market. The all-new Micra convertible coupe will be launched, and the European lineup will also be enhanced with the launches of the 350Z Roadster, Murano crossover, Pathfinder and Navara.

In the General Overseas Markets and Mexico, growth is anticipated as nine models will be launched. Of that number, four models will be launched in the Chinese market, providing opportunities for growth and profitability.

On a global basis, Nissan will continue to deliver performance that produces sustainable, profitable growth and significant value for all its stakeholders.

The support and continuing involvement of shareholders is welcome and appreciated.

3. Corporate Data

(as of fiscal year-end, March 31, 2005)

(1) Principal Business Operations

The Company's business divisions and principal products are as follows:

Division	Principal products
Automobile Division	
Passenger cars	President, Cima, Fuga, Teana, Skyline, Primera, Bluebird Sylphy, Tiida Latio, Stagea, Avenir, Wingroad, Elgrand, Presage, Serena, Lafesta, Fairlady Z, Safari, Murano, X-trail, Tiida, Note, Cube, March, Moco, Crew
Commercial vehicles	Expert, AD Van, Caravan, Vanette, Clipper, Atlas, Civilian
Overseas production parts and components	Various production parts and components for overseas plants
Accessories and repair parts	Various service parts for domestic and overseas use
Industrial Machinery	Gasoline, diesel and battery-powered forklifts

(2) Principal Offices, Facilities and Factories in Japan

Registered Head Office: 2, Takara-cho, Kanagawa-ku, Yokohama, Kanagawa Prefecture

Office/Facility/Factory	Location
Corporate Headquarters	Tokyo
Yokohama Plant	Kanagawa Prefecture
Oppama plant, Wharf and Central Engineering Laboratories	Kanagawa Prefecture
Tochigi Plant	Tochigi Prefecture
Kyushu Plant and Kanda Wharf	Fukuoka Prefecture
Iwaki Plant	Fukushima Prefecture
Zama Operations Office	Kanagawa Prefecture
Nissan Technical Center	Kanagawa Prefecture
Hokkaido Proving Grounds	Hokkaido
Sagamihara Parts Center	Kanagawa Prefecture
Honmoku Wharf	Kanagawa Prefecture
Nissan Education Center	Kanagawa Prefecture

(3) Share Data

1) Number of authorized shares................6,000,000,000
2) Number of shares issued.......................4,520,715,112
3) Number of shareholders....................................193,431
(an increase of 51,323 compared with the previous fiscal year-end).
4) The outlines of Shin-Kabu-Yoyaku-Ken
- Number of units of Shin-Kabu-Yoyaku-Ken ....251,750 units
- Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken ......25,175,000 common shares of the Company
- Issue price of each Shin-Kabu-Yoyaku-Ken ....No value

5) Principal Shareholders

	Number of shares (thousands)	% of issued shares
1. Renault	2,004,000	44.3
2. Japan Trustee Services Bank Ltd. (Trust)	186,026	4.1
3. The Master Trust Bank of Japan, Ltd. (Trust)	173,046	3.8
4. The Dai-ichi Mutual Life Insurance Company	89,000	2.0
5. Nippon Life Insurance Company	88,000	1.9
6. Tokio Marine Nichido Fire Insurance Company	70,076	1.6
7. Sompo Japan Insurance Inc.	63,528	1.4
8. The State Street Bank and Trust Company 505103	60,665	1.3
9. Moxley & Co.	42,791	0.9
10. BNP Paribas Securities (Japan) Limited (BNP Paribas)	32,327	0.7

Nissan's investments in its Principal Shareholders

	Number of shares (thousands)	% of issued shares
1. Renault	—	—
2. Japan Trustee Services Bank Ltd. (Trust)	—	—
3. The Master Trust Bank of Japan, Ltd. (Trust)	—	—
4. The Dai-ichi Mutual Life Insurance Company	—	—
5. Nippon Life Insurance Company	—	—
6. Tokyo Marine and Nichido Fire Insurance Company	—	—
7. Sompo Japan Insurance Inc.	—	—
8. The State Street Bank and Trust Company 505103	—	—
9. Moxley & Co.	—	—
10. BNP Paribas Securities (Japan) Limited (BNP Paribas)	—	—

Notes:
1. The number of shares has been rounded down to the nearest thousand.
2. Nissan Motor Co., Ltd. acquired 42,740 thousand shares of Renault through Nissan's wholly owned subsidiary, Nissan Finance Co., Ltd.
3. Nissan Motor Co., Ltd. has held the treasury stock of 141,235 thousand shares.

(4) Acquisition, Disposal etc, and Holding of Treasury Stock

1) Treasury stock acquired

Common share..................................30,049,741 shares

Total value of treasury stock acquired

....................................33,366 million yen

2) Treasury stock disposed

Common share..................................10,930,594 shares

Total value of treasury stock disposed

....................................11,976 million yen

3) Treasury stock as of March 31, 2005

Common share...............................141,235,573 shares

(5) Employee Information

Number of employees	Change from the previous year	Average age	Average years of service
32,177 (578)*1	(788)*2	41.0	19.7

Notes: 1. Number of employees is a employees head count.
( )*1 indicates a part-time worker in the end of a term (not included in number of employees).
2. ( )*2 indicates a increase.

(6) Principal Group Companies

1) List of name, capital, ratio of voting rights held, main business

Company name main business	Capital (¥ millions)	% ratio of voting rights held
Calsonic Kansei Corporation Manufacture/sale of auto parts	40,606	41.9
JATCO Ltd. Manufacture/sale of auto parts	29,935	81.8
Nissan Financial Services Co., Ltd. Leasing and financing of vehicles	16,387	100.0
Aichi Machine Industry Co., Ltd. Manufacture/sale of auto parts	8,518	41.7
Nissan Shatai Co., Ltd. Manufacture/sale of vehicles and auto parts	7,904	43.8
Nissan Finance Co., Ltd. Financial and accounting service for group companies	2,491	100.0
Nissan Kohki Co., Ltd. Manufacture/sale of auto parts	2,020	97.7
Aichi Nissan Motor Co., Ltd. Sale of vehicles and auto parts	100	100.0
Tokyo Nissan Motor Sales Co., Ltd. Sale of vehicles and auto parts	100	100.0
Nissan Prince Tokyo Motor Sales Co., Ltd. Sale of vehicles and auto parts	100	100.0
Nissan North America, Inc. Headquarters for North American operations Manufacture/sale of vehicles and auto parts	US$1,791	100.0
Nissan Motor Acceptance Corporation Retail and wholesale vehicle financing in the U.S.	US$499	(100.0)
Nissan Forklift Corporation, North America Manufacture/sale of industrial machinery, industrial engines and parts	US$34	(100.0)
Nissan Technical Center North America, Inc. Vehicle R&D, evaluation, certification	US$16	(100.0)
Nissan Canada, Inc. Sales of vehicles and auto parts	C$68	(100.0)
Nissan Mexicana, S.A. de C.V. Manufacture/sale of vehicles and auto parts	Peso 17,056	(100.0)
Nissan Motor Manufacturing (UK) Ltd. Manufacture/sale of vehicles and auto parts	£250	(100.0)
Nissan Motor (GB) Ltd. Sales of vehicles and auto parts	£136	(100.0)
Nissan Technical Centre Europe Limited Vehicle R&D, evaluation, certification	£15	(100.0)
Nissan Europe S.A.S. Headquarters for European sales and manufacturing operations	Euro 1,626	100.0
Nissan Motor Ibérica, S.A. Manufacture/sale of vehicles and auto parts	Euro 725	(99.7)
Nissan Motor Co. (Australia) Pty. Ltd. Sale of vehicles and auto parts	A$290	100.0

Notes: 1. The figures for capital are rounded down to the nearest unit.
2. ( ) indicates that the figure includes indirect ownership.

2) Operations and results

(Consolidated financial summary)

Nissan Motor has 200 consolidated subsidiaries (186 in the previous fiscal year) and 54 subsidiaries and affiliates (61 in the previous fiscal year) accounted for by the equity method. Consolidated net sales is 8,576.2 billion yen, an increase of 1,147.0 billion yen compared to the previous fiscal year. Consolidated net income is 512.2 billion yen, an increase of 8.6 billion yen compared to the previous fiscal year.

3) Operations and results

(Principal developments within the nissan group)

The capital of Calsonic Kansei Corporation was increased by an injection in order to enhance their financial position. As a consequence ratio of voting rights held of Nissan Motor Co., Ltd. increased from 27.7% to 41.9%.

The capital of Aichi Nissan Motor Co., Ltd. was decreased without redemption in February, 2005.

The capital of Tokyo Nissan Motor Sales Co., Ltd. was decreased without redemption in March, 2005.

The capital of Nissan Prince Tokyo Motor Sales Co., Ltd. was decreased with redemption in March, 2005.

Nissan Satio Osaka Co., Ltd. and Nissan Prince Osaka Sales Co., Ltd. merged on April 1, 2004 to become Nissan Prince Osaka Sales Co., Ltd.

Nissan Diesel Motor Co., Ltd. is not registered based on amendment of commercial code.

4) Principal tie-up relationship

Corporate name of partner	Scope of tie-up	Contract date
Renault	Broad automotive business alliance, including capital participation	March 1999

(7) Major Lenders

	Amount of outstanding loan (¥ billions)	Number of shares of the Company held (thousands)	% of issued shares
1. Nissan International Finance (Netherlands) B.V.	272.0	—	—
2. Japan Bank for International Cooperation	52.0	—	—
3. Mizuho Corporate Bank	30.0	—	—
4. Development Bank of Japan	14.6	—	—
5. Sumitomo Life Insurance Company	5.0	1,100	0.0
6. Nippon Life Insurance Company	4.0	88,000	1.9
7. The Dai-ichi Mutual Life Insurance Company	2.5	89,000	2.0
8. Mitsui Mutual Life Insurance Company	1.0	—	—
Meiji Yasuda Life Insurance Company	1.0	—	—

Note: The figures for loan amounts and number of shares have been rounded down to the nearest unit.

(8) Directors and Statutory Auditors

Officer	Responsibilities
President and CEO	
Carlos Ghosn*	North American Operations (MC-NA and MC-US), Global Communications and IR, Global Internal Audit, Product Strategy and Product Planning, Corporate Quality Assurance and Customer Service, Human Resources, Treasury
Directors	
Itaru Koeda*	Administration for AFLs (MC-AFL), External and Government Affairs
Nobuo Okubo	Research, Technology and Engineering Development, Cost Engineering
Norio Matsumura	Japan Operations (MC-J) (MC-Dealer), Global Marketing and Sales, Global Aftersales Business
Patrick Pelata	European Operations (MC-E), Planning and Design, LCV Business Unit
Tadao Takahashi	Manufacturing and SCM (Supply Chain Management), Industrial Machinery, Marine
Shemaya Levy	
Statutory Auditors	
Hiroshi Moriyama	Full time
Shinji Ichishima*	Full time
Keishi Imamura	Full time
Hiroyasu Kan*	Full time
Haruo Murakami*	

Notes: 1. * indicates a representative director.
2. Shemaya Levy is outside director provided the 7-2 for in Paragraph 2 of Article 188 of the "the Commercial Code."
3. Shinji Ichishima, Keishi Imamura and Haruo Murakami are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."
4. * indicates Statutory Auditors newly elected at the 105th Ordinary General Meeting of Shareholders, held on June 23, 2004.
5. During the fiscal year (FY2004) the following Statutory Auditors retired from the Company:

Position at Time of Leaving	Name	Responsibilities at Time of Leaving	Date of Leaving
Statutory Auditor	Haruhiko Takenaka	Full time	June 23, 2004 (resigned)
Statutory Auditor	Hideo Nakamura		June 23, 2004 (resigned)

6. On April 1, 2005, certain responsibilities of the Directors were changed. The system of Directors after the change is as follows:

Officer	Responsibilities
President and CEO	
Carlos Ghosn*	North American Operations (MC-NA & MC-US), Global Communications CSR and IR, Global Internal Audit
Directors	
Itaru Koeda*	Administration for AFLs (MC-AFL), External and Government Affairs, Intellectual Asset Management, Industrial Machinery, Marine
Tadao Takahashi	Manufacturing, SCM, Global IS
Shemaya Levy	
Nobuo Okubo	
Norio Matsumura	
Patrick Pelata	
Statutory Auditors	
Hiroshi Moriyama	Full time
Shinji Ichishima	Full time
Keishi Imamura	Full time
Hiroyasu Kan	Full time
Haruo Murakami	

Notes: 1. * indicates a representative director.
2. Toshiyuki Shiga (a corporate officer) assumed the position of responsible for "Japan Operations (MC-J), Global Marketing and Sales, Global Aftersales and Conversion Business, Corporate Quality Assurance and Customer Service, Human Resources, Treasury", Hiroto Saikawa (a corporate officer) assumed the position of

responsible for "European Operations (MC-E)", Mitsuhiko Yamashita (a corporate officer) assumed the position of responsible for "Research, Technology and Engineering Development, Cost Engineering", Carlos Tavares (a corporate officer) assumed the position of responsible for "Design, Corporate Planning, Product Planning, Market Intelligence, LCV Business" as from April 1, 2005.

(9) The Amount of Compensation Paid to Directors and Statutory Auditors

Directors	7 members	1,822 million yen
Statutory Auditors	7 members	93 million yen

Notes: In addition to above, the company paid 390 million yen as compensation by profit appropriation to directors (6 persons) and 65 million yen as retirement allowances to Statutory Auditors who had resigned (2 persons). Also, the company granted to 6 directors, based upon the resolution at the 104th Ordinary General Meeting of Shareholders on June 19, 2003, Share Appreciation Rights ("SAR") equivalent to 3,600,000 common share of the company among 6,000,000 share equivalent approved by the above resolution.

The number of exercisable SAR varies depending upon performance achievement level of the grantees and, for that reason, it is difficult to calculate its amount, and therefore such amount is not included in the above compensation amount.

(10) Status of Shin-Kabu-Yoyaku-Ken Allotted to Persons other than Shareholders on Especially Advantageous Conditions (Stock Options)

1) Total number of Shin-Kabu-Yoyaku-Ken
   127,700 (100shares per 1 unit of Shin-Kabu-Yoyaku-Ken)
2) Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
   12,770,000 common shares of the Company
3) Issue price of Shin-Kabu-Yoyaku-Ken No value
4) Amount to be paid upon exercise of Shin-Kabu-Yoyaku-Ken
   120,200 Yen per Shin-Kabu-Yoyaku-Ken
   1,202 Yen per share
5) Exercise period of Shin-Kabu-Yoyaku-Ken
   On and after April 17, 2006 (Japan Time) and up to June 19, 2013 (Japan Time)
6) Conditions for exercise of Shin-Kabu-Yoyaku-Ken
   - Shin-Kabu-Yoyaku-Ken Holder has been employed continuously by the Company, subsidiaries or affiliates of the Company or retained continuously

a mandate relationship until the day when Shin-Kabu-Yoyaku-Ken is exercisable.

- Performance of the Company satisfies a certain level.
- Shin-Kabu-Yoyaku-Ken Holder has achieved business targets, etc., established respectively to each holder.

Additionally, details of the above-mentioned conditions and other conditions shall be as stipulated in Shin-Kabu-Yoyaku-Ken Allotment Agreement that is to be made and entered into by and between the Company and Shin-Kabu-Yoyaku-Ken Holder upon resolution of the Board of Directors Meeting of the Company.

7) Cancellation of Shin-Kabu-Yoyaku-Ken
The Company shall cancel at no charge Shin-Kabu-Yoyaku-Ken that have not been exercised due to failing to satisfy all or part of the conditions as set 6) above.

8) Details of advantageous condition
The company issued Shin-Kabu-Yoyaku-Ken for no value and allotted to employees of the Company, directors of subsidiaries, employees of subsidiaries.

9) Name of persons and allotted number of Shin-Kabu-Yoyaku-Ken
- Employees of the Company, directors of subsidiaries, employees of subsidiaries

Name	Number of Shin-Kabu-Yoyaku-Ken	Note
Takeshi Isayama	200	Employee of the Company (Officer)
Shigeo Ishida	200	Employee of the Company (Officer)
Eiji Imai	200	Employee of the Company (Officer)
Hidetoshi Imazu	200	Employee of the Company (Officer)
Hiroto Saikawa	200	Employee of the Company (Officer)
Toshiyuki Shiga	200	Employee of the Company (Officer)
Sadao Sekiyama	200	Employee of the Company (Officer)
Kazuhiko Toida	200	Employee of the Company (Officer)
Kimiyasu Nakamura	200	Employee of the Company (Officer)
Shirou Nakamura	200	Employee of the Company (Officer)
Shuji Yamagata	200	Employee of the Company (Officer)
Mitsuhiko Yamashita	200	Employee of the Company (Officer)
Bernard Rey	200	Employee of the Company (Officer)
Alain-Pierre Raynaud	200	Employee of the Company (Officer)
Kuniyuki Watanabe	200	Employee of the Company (Officer)

• Classification of the number of Shin-Kabu-Yoyaku-Ken allotted to employees of the Company, directors and employees of subsidiaries.

	Number of Shin-Kabu-Yoyaku-Ken	Kind of shares subject to be issued upon exercise of Shin-Kabu-Yoyaku-Ken	Number of persons
Employees of the Company	108,500	Common share 10,850,000	590
Directors of subsidiaries	18,600	Common share 1,860,000	96
Employees of subsidiaries	600	common share 60,000	4

Note: Directors and Auditors of the Company are not allotted any Shin-Kabu-Yoyaku-Ken.

(11) The Fees Paid to Independent Auditor

1) The fees paid by the Company and subsidiaries to Independent Auditor
856 million yen
2) The fees for audits of financial statements and other assurance services paid by the Company and subsidiaries included in the amount shown in 1)
842 million yen
3) The fees for audits of financial statements and other services paid by the Company included in the amount shown in 2)
510 million yen

Note: Because the audit engagement contract between the Company and the independent auditors does not separately specify the fees for i) audit required by "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," ii) audit required by "The Securities and Exchange Law" and iii) audit of financial documents prepared for Renault reporting purposes, the total fee for these audits has been disclosed.

4. Important Events Subsequent to the Balance Sheet Date

Issuance of Shin-kabu-Yoyaku-Ken (Stock Options)

On April 15, 2005, the Board of Directors of the Company has resolved to issue Shin-Kabu-Yoyaku-Ken on April 25, 2005, to employees of the Company, as well as directors and employees of its subsidiaries as stock options without value in accordance with the Article

280-20 and 280-21 of the Commercial Code and the resolution of the 105th Annual General Meeting of Shareholders dated June 23, 2004.

The outlines of Shin-kabu-Yoyaku-Ken are as follows:

<The Outlines of Shin-Kabu-Yoyaku-Ken>

1) Name of Shin-Kabu-Yoyaku-Ken:
   Nissan Motor Co., Ltd. 3rd Shin-Kabu-Yoyaku-Ken
2) Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
   13,395,000 common shares of the Company
3) Aggregate number of units of Shin-Kabu-Yoyaku-Ken to be issued:
   133,950 units
4) Issue price of each Shin-Kabu-Yoyaku-Ken and Issue Date:
   Each Shin-Kabu-Yoyaku-Ken is to be issued for no value.
   The date of issuance of Shin-Kabu-Yoyaku-Ken shall be April 25, 2005.
5) Amount to be paid upon exercise of each Shin-Kabu-Yoyaku-Ken:
   111,900 Yen per Shin-Kabu-Yoyaku-Ken
   1,119 Yen per share
6) The number of persons and alloted number of Shin-Kabu-Yoyaku-Ken subject to this placement shall be as follows:

Targeted person classification	Number of persons	Number of allotted Shin-Kabu-Yoyaku-Ken
Employees of the Company	630	115,900
Directors of subsidiaries of the Company	90	17,450
Employees of subsidiaries of the Company	4	600
Total	724	133,950

2. Non-Consolidated Balance Sheets

(As of March 31, 2005)
(in millions of yen, ( ) indicates loss or minus)

Account Title	Amount
[ASSETS]	
Current assets	**1,545,768**
Cash on hand and in banks	74,425
Trade notes receivable	48
Trade accounts receivable	311,098
Finished products	70,553
Raw materials	14,698
Work in process	23,188
Supplies	18,312
Advances paid	27,383
Prepaid expenses	13,066
Deferred tax assets	56,365
Short-term loans receivable	895,762
Other accounts receivable	68,623
Other	2,958
Allowance for doubtful accounts	(30,716)
Fixed assets	**2,433,601**
Property, plant & equipment	**748,773**
Buildings	159,596
Structures	33,842
Machinery & equipment	211,950
Vehicles	18,979
Tools, furniture and fixtures	140,896
Land	144,289
Construction in progress	39,218
Intangible assets	**45,546**
Software	44,575
Other	970
Investments & other assets	**1,639,281**
Investment securities	19,388
Investments in affiliates	1,486,014
Long-term loans receivable	1,855
Long-term prepaid expenses	29,397
Deferred tax assets	93,284
Other	9,531
Allowance for doubtful accounts	(191)
Deferred assets	**2,544**
Discounts on bonds	2,544
Total assets	**3,981,914**

Account Title	Amount
[LIABILITIES]	
Current liabilities	**1,529,709**
Trade notes payable	121
Trade accounts payable	482,304
Short-term borrowings	272,036
Current maturities of long-term borrowings	22,576
Commercial paper	110,000
Current maturities of bonds	205,800
Other accounts payable	43,854
Accrued expenses	226,874
Income taxes payable	24,349
Deposits received	4,471
Employees' saving deposits	62,566
Warrant	4,785
Accrued warranty costs	26,271
Lease obligations	38,877
Other	4,819
Long-term liabilities	**766,311**
Bonds	362,800
Long-term borrowings	87,566
Accrued warranty costs	43,676
Accrued retirement benefits	231,974
Lease obligations	38,785
Long-term deposits received	1,508
Total liabilities	**2,296,021**
[SHAREHOLDERS' EQUITY]	
Common stock	**605,813**
Capital surplus	**804,470**
Additional paid-in capital	804,470
Retained earnings	**425,177**
Legal reserve	53,838
Voluntary reserve	75,542
Reserve for reduction of replacement cost of specified properties	71,937
Reserve for losses on overseas investments	3,031
Reserve for special depreciation	573
Unappropriated retained earnings	295,795
Unrealized holding gain on securities	**5,108**
Treasury stock	**(154,676)**
Total shareholders' equity	**1,685,893**
Total liabilities & shareholder' equity	**3,981,914**

3. Non-Consolidated Statements of Income

(FY2004)

(in millions of yen, ( ) indicates loss or minus)

Account Title	Amount
Net sales	**3,718,720**
Cost of sales	**3,072,398**
Gross profit	646,322
Selling, general and administrative expenses	**414,557**
Operating income	**231,764**
Non-operating income	**8,827**
Interest and dividend income	3,752
Other non-operating income	5,074
Non-operating expenses	**36,880**
Interest expense	12,264
Amortization of net retirement benefit obligations at transition	8,871
Other non-operating expenses	15,745
Ordinary income	**203,711**
Special gains	**40,318**
Gain on sale of fixed assets	22,905
Gain on sale of investment securities	6,150
Other special gains	11,262
Special losses	**91,985**
Loss on devaluation of investments and receivables	24,219
Loss on disposal of fixed assets	11,369
Other special losses	56,395
Income before income taxes	**152,044**
Income taxes-current	57,215
Income taxes-deferred	(7,586)
Net income	**102,415**
Retained earnings brought forward from previous year	250,845
Loss on disposal of treasury stock	4,700
Interim cash dividends	52,765
Unappropriated retained earnings	**295,795**

Significant Accounting Policies

1. Valuation of marketable securities
   Marketable securities are valued by fair value method based on the market price at the balance sheet date.
   Valuation differences are directly charged in shareholders' equity and cost of sold securities is determined by the moving average method.
2. Valuation of inventories
   Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.
3. Derivative financial instruments
   Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the consolidated balance sheet.
4. Depreciation of property, plant and equipment
   Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.
5. Accounting for Reserves and Allowances
   (1) Allowance for doubtful accounts
      The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.
   (2) Accrued warranty costs
      Accrued warranty costs are provided to cover all service costs expected to be incurred during the entire warranty period under provisions of warranty contracts at the amount calculated with reference to past experience.
   (3) Accrued retirement benefits
      Accrued retirement benefits are provided for payment of employees' post retirement benefits at the amount to be accrued at the end of this fiscal year which are calculated based on projected retirement benefit obligation and fair value of pension plan assets at the end of this fiscal year.
      Net post retirement benefit obligation at transition is amortized over a period of 15 years on a straight-line method.
      Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.
      Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.
6. Lease transactions
   Noncancelable lease transactions are classified as operating or finance leases and accounted for accordingly.

7. Significant hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments—Derivative transactions

Hedged items—Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal

"Policies and Procedures for Risk Management."

8. Consumption Tax

Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

9. Change of accounting method

Classification of freight and shipping costs

Until the year ended March 31, 2004, freight and shipping costs of the Company were included in selling, general and administrative expenses. Effective April 1, 2004, the Company began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 88,400 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the FY2004 (April 1,2004 through March 31,2005). Consequently, this change had no impact on operating income, ordinary income, income before income taxes and net income for the FY2004 (April 1,2004 through March 31,2005) as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

10. Change of presentations

Effective April 1, 2004, the Company prepared its financial statements based on the article 48 (1) and the article 200 of the Enforcement Regulations of the Commercial Code.

Notes to non-consolidated financial statements

1. As for the amount, less than 1,000,000Yen is rounded down.
2. Monetary receivables from and payables to subsidiaries:

Short-term monetary receivables:	Yen	1,192,900 million
Long-term monetary receivables:	Yen	400 million
Short-term monetary payables:	Yen	555,294 million
Long-term monetary payables:	Yen	9,128 million

3. Accumulated depreciation of property, plant and equipment amounted to Yen 1,281,775 million.
4. Assets pledged as collateral:
   Investments in securities: Yen 130 million
5. As endorser of documentary export bills discounted with banks:
   Yen 5,301 million
6. Guarantees and other items: ( ) refers to those relating to subsidiaries
   - Guarantees total yen 360,944 million (yen 157,571 million), including yen 177,785 million in employee's residence mortgages which are insured in full and yen 25,500 million mortgages with pledge.
     And a total of yen 84,253 million in Loans for construction of Canton Plant is included.
   - Commitment to provide guarantees total yen 1,416 million
   - Letter of awareness and others total yen 2,686 million
     (yen 2,686 million)

   The Company entered into Keepwell Agreements with certain subsidiaries to support their credibility.
   Liabilities of such subsidiaries totaled yen 2,793,212 million
7. Balance and exercise price of warrant in accordance with bond with warrant attached (as of balance sheet date)

	Balance of warrant	Exercise price
Unsecured First bond with warrant attached	Yen 12 million	554 yen
Euro Yen due 2006 bond with warrant attached	Yen 7,389 million	429 yen
Euro Yen due 2007 bond with warrant attached	Yen 18,534 million	764 yen
Euro Yen due 2008 bond with warrant attached	Yen 50,434 million	880 yen

8. Certain investments in securities and derivative financial instruments are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 124-3 of the Enforcement Regulations of the Commercial Code amounted to Yen 6,898 million as of March 31,2005.
9. Net income per share: Yen 23.24
   (Net income per share has been calculated based on the net income shown in the statement of income reduced by bonuses to directors and corporate auditors to be paid as appropriations of retained earnings.)
10. Sales to subsidiaries: Yen 2,961,850 million
    Purchases from subsidiaries: Yen 1,381,335 million
    Transactions with subsidiaries other than operating transactions: Yen 13,912 million

4. Proposal for Appropriation statement of Retained earnings

	Yen
Unappropriated retained earnings	295,795,936,423
Reversal of reserve for reduction of replacement cost of specified properties	4,710,325,254
Reversal of reserve for losses on overseas investments	1,559,696,503
Reversal of reserve for special depreciation	219,599,604
Total	**302,285,557,784**
The proposed appropriations are as follows:	
Cash dividend <12 yen per share>	52,553,754,468
Director's Bonus	390,000,000
Provision for reserve for reduction of replacement cost of specified properties	9,948,496,058
Provision for reserve for special depreciation	334,182,007
Retained earnings carried forward to next year	**239,059,125,251**

Notes: 1. We paid 52,765,161,972 yen (12yen per share) for Interim dividends on November 29,2004.
2. The provisions for and reversals of the reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

5. Copy of Independent Auditors' Report

May 13, 2005

To the Board of Directors
Nissan Motor Co., Ltd.

Ernst & Young ShinNihon

/s/ Kazuo Suzuki (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Yasunobu Furukawa (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Yoji Murohashi (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Takeshi Hori (seal)
Designated and Engagement Partner
Certified Public Accountant

In accordance with paragraph 1 of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have audited the balance sheet, the statement of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Nissan Motor Co., Ltd. applicable to the 106th fiscal year, from April 1, 2004 through March 31, 2005. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. These financial statements and the supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

1) the balance sheet and the statement of income present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.
   As stated in 'Significant Accounting Policies, 9,' effective April 1, 2004 the Company began to account for the freight and shipping costs as cost of sales. Until the year ended March 31, 2004, freight and shipping costs were included in selling, general and administrative expenses. This change, with which we concurred, was made to present gross profit more accurately by including the freight and shipping costs in cost of sales and matching them directly with sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.
2) the accounting matters stated in the business report present properly the Company's affairs, in accordance with the related regulations and the Articles of Incorporation,
3) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and
4) there is nothing to point out regarding the accounting matters stated in the supplementary schedules, in accordance with the provisions of the Commercial Code.

Subsequent event stated in the business report has a material effect on the Company's financial position and the results of its operations for the future periods.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

—That's all.—

6. Copy of Statutory Auditors' Report

Regarding the performance of duties by directors for the 106th term beginning April 1, 2004, and ending March 31, 2005, the Statutory Audit Committee of Nissan Motor Co., Ltd. ("the Company"), hereby submits its audit report, which has been prepared through discussions based on reports from the respective statutory auditors concerning the methods and results of audits performed.

1. Overview of Auditing Methods Employed by Statutory Auditors

Based on the auditing policies and other guidelines specified by the Statutory Audit Committee, each statutory auditor has attended the meetings of the Board of Directors and other important meetings, received reports on the performance of duties from the directors and other relevant personnel, examined important authorized documents and associated information, studied the operations and financial positions at the head office and principal offices, and, when necessary, requested reports from the subsidiaries regarding their business. Moreover, the statutory auditors have received reports and explanations regarding the audits performed by independent auditors, and have examined the financial statements and supplementary schedules.

Regarding competitive trade by any of the directors, trade implying conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices with any subsidiary or any shareholder, and the acquisition and disposition of the Company's treasury stock, we requested reports from the directors and other relevant personnel, when necessary, and studied, in detail, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results

(1) In our opinion, the methods and results employed and rendered by the independent auditors, Ernst & Young ShinNihon, are fair and reasonable.

(2) In our opinion, the business report fairly represents the Company's condition in accordance with the related laws and regulations, and the Articles of Incorporation.

(3) With regard to the proposed appropriation of retained earnings, we have found no matters to remark regarding the Company's financial status or other circumstances.

(4) In our opinion, the supplementary schedules fairly represent the items for which documentation should be expected. We have found no matters on which to remark in that regard.

(5) With regard to the performance of duties by the directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation.

We have moreover found no breach of duty by the directors with regard to competitive trade by any of the directors, trade implying conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices with any subsidiary or any shareholder, and the acquisition and disposition of the Company's treasury stock.

May 18, 2005

Nissan Motor Co., Ltd.	Statutory Audit Committee
Statutory Auditor (full time)	Hiroshi Moriyama
Statutory Auditor (full time)	Shinji Ichishima
Statutory Auditor (full time)	Keishi Imamura
Statutory Auditor (full time)	Hiroyasu Kan
Statutory Auditor	Haruo Murakami

Note: Shinji Ichishima, Keishi Imamura, Haruo Murakami, are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."

7. Consolidated Balance Sheets

(as of Mar 31, 2005)
(in millions of yen, ( ) indicates loss or minus)

Account Title	Amount
[ASSETS]	
Current assets	**5,139,394**
Cash on hand and in banks	300,274
Notes & accounts receivable	538,029
Finance receivables	3,026,788
Marketable securities	13,426
Inventories	708,062
Deferred tax assets	291,210
Other	336,877
Allowance for doubtful accounts	(75,272)
Fixed assets	**4,708,078**
Property, plant and equipment	**3,796,947**
Intangible assets	**178,160**
Other fixed assets	**732,971**
Investment securities	361,921
Deferred tax assets	125,081
Other	252,541
Allowance for doubtful accounts	(6,572)
Deferred asset	**1,051**
Total assets	**9,848,523**
[LIABILITIES]	
Current liabilities	**3,974,714**
Notes & accounts payable	939,786
Short-term borrowings & Current maturities of bonds	1,925,618
Accrued expenses	444,377
Deferred tax liabilities	2,401
Accrued warranty costs	61,762
Lease obligation	58,332
Other current liabilities	542,438
Long-term liabilities	**3,151,358**
Bonds and debentures	493,125
Long-term borrowings	1,373,504
Deferred tax liabilities	438,942
Accrued warranty costs	122,990
Accrued retirement benefits	508,203
Lease obligation	96,544
Other long-term liabilities	118,050
Total liabilities	**7,126,072**
Minority interests in consolidated subsidiaries	**256,701**
[SHAREHOLDERS' EQUITY]	
Common stock	**605,814**
Capital surplus	**804,470**
Retained earnings	**1,715,099**
Unrealized holding gain on securities	**7,355**
Translation adjustments	**(400,099)**
Treasury stock	**(266,889)**
Total shareholders' equity	**2,465,750**
Total liabilities, minority interests & shareholder' equity	**9,848,523**

Note. The amount of "Short-term borrowings & Current maturities of bond" includes Current maturities of long-term borrowings and Commercial paper.

8. Consolidated Statements of Income

(FY2004)

(in millions of yen, ( ) indicates loss or minus)

Account Title	Amount
Net sales	**8,576,277**
Cost of sales	**6,351,269**
Gross profit	**2,225,008**
Selling, general and administrative expenses	1,363,848
Operating income	**861,160**
Non-operating income	**71,949**
Interest and dividend income	16,274
Equity in earnings of unconsolidated subsidiaries & affiliates	36,790
Other non-operating income	18,885
Non-operating expenses	**77,409**
Interest expense	26,656
Amortization of net retirement benefit obligations at transition	11,795
Other non-operating expenses	38,958
Ordinary income	**855,700**
Special gains	**43,098**
Gain on sale of fixed assets	27,806
Gain on sale of investment securities	8,403
Other special gains	6,889
Special losses	**105,565**
Loss on disposal of fixed assets	20,115
Prior-period adjustments	29,655
Other special losses	55,795
Income before income taxes and minority interests	**793,233**
Income taxes-current	**179,226**
Income taxes-deferred	**78,837**
Minority interests	**22,889**
Net income	**512,281**

Basis of Consolidated Financial Statements

1. Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

(1) Consolidated subsidiaries; 200 companies (Domestic 100, Overseas 100)

Domestic Car Dealers, Parts Distributors
Aichi Nissan Motor Co., Ltd., Tokyo Nissan Motor Co., Ltd.
Nissan Prince Tokyo Sales Co., Ltd.
Nissan Chuo Parts Sales Co., Ltd. and 79 other companies

Domestic Vehicles and Parts Manufacturers
Nissan Shatai Co.,Ltd., Aichi Machine Industry Co., Ltd.,
JATCO Ltd., Calsonic Kansei Corp. and 4 other companies

Domestic Logistics & Services Companies
Nissan Trading Co., Ltd., Nissan Financial Service Co., Ltd.,
Autech Japan, Inc. and 6 other companies

Overseas subsidiaries
Nissan North America, Inc., Nissan Europe S.A.S.
Nissan Motor Manufacturing (UK) Ltd.
Nissan Mexicana, S.A. de C.V. and 96 other companies

Unconsolidated Subsidiaries; 199 companies (Domestic 132, Overseas 67)
These 199 companies are excluded from consolidation because the effect of not consolidating them was immaterial to the Company's consolidated financial statements.

(2) Companies Accounted for by the Equity Method

Unconsolidated subsidiaries;	34 companies (Domestic 25, Overseas 9)
Affiliates;	20 companies (Domestic 17, Overseas 3)
Domestic	Nissan Diesel Motor Co., Ltd., and 41 other companies
Overseas	Renault S.A., Guangzhou NISSAN Trading Co., Ltd. and 10 other companies

The 165 unconsolidated subsidiaries and 42 affiliates other than the above companies were not accounted for by the equity method because the effect of not adopting the equity method to them was immaterial to the Company's consolidated net income and retained earnings.

(3) Change in the Scope of Consolidation and Equity Method of Accounting

The change in the scope of consolidation compared with fiscal year 2004 was summarized as follows:

Newly included in the scope of consolidation;
27 subsidiaries (*Dongfeng Motor Co., Ltd., Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd., Calsonic Kansei Corp. and 23 other companies)

Excluded from the scope of consolidation;
13 subsidiaries (Nissan Canada Finance Inc., Shizuoka Nissan Motor Co., Ltd., Nissan Buhin Yamaguchi Hanbai Co., Ltd. and 10 other companies)

Number of companies newly accounted for by the equity method;
4 subsidiaries (Guangzhou NISSAN Trading Co., Calsonic Kansei Europe plc., and 2 other companies)

Number of companies ceased to be accounted for by the equity method of accounting;
11 (Dongfeng Motor Co., Ltd., Yulon Nissan Motor Co., Ltd., Siam Nissan Automobile Co., Ltd., Calsonic Kansei Corp. and 7 other companies)

The increase in the number of consolidated subsidiaries and companies accounted for by the equity method were primarily attributable to those newly established, due to acquisiton of shares or became material to the consolidated financial statements, and the decrease were mainly due to sales or liquidations.

* During the year ended March 31, 2005, investments in Dongfeng Motor Co., Ltd. held by the Company were transferred to Nissan China Investment Co., Ltd. (NCIC). As a result, effective year ended March 31, 2005, Dongfeng Motor Co., Ltd., a joint venture, has been proportionately consolidated into NCIC in accordance with local accounting standards and was presented as a consolidated subsidiary.

2. Fiscal Period of Consolidated Subsidiaries

(1) The end of FY2004 for the following consolidated subsidiaries is different from that of the Company (March 31)

December 31: Nissan Europe S.A.S. Nissan Mexicana,S.A.de C.V., Nissan Motor Company South Africa (Proprietary) Limited, and 70 other overseas subsidiaries

(2) With respect to the above 64 companies, the necessary adjustments were made in consolidation to reflect any significant transactions from January 1 to March 31.

3. Significant Accounting Policies

(1) Valuation methods for assets

1) Securities

Held-to-maturity debt securities

Held-to maturity debt securities are stated at amortized cost.

Other securities

Marketable securities

Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, directly included in shareholders' equity.

Cost of securities sold is calculated by the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

2) Derivative financial instruments

Derivative financial instruments are stated at fair value except for forward foreign exchange contracts entered in order to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contract rates in the consolidated balance sheet.

3) Inventories

Inventories are carried at the lower of cost or market, cost being determined by the first-in, first-out method.

(2) Depreciation of property, plant and equipment

Depreciation of property, plant and equipment is calculated principally by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

(3) Basis for reserves and allowances

• Allowance for doubtful accounts

Allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

• Accrued warranty costs

Accrued warranty costs are provided to cover the cost of all services anticipated to be incurred during the entire warranty period in accordance with the warranty contracts and based on past experience.

• Accrued retirement benefits

Accrued retirement benefits are provided principally at the amount calculated based on the estimated amount incurred at the end of the period, which is, in turn, calculated based on the retirement benefit obligation and the fair value of the pension plan assets at the end of the current fiscal year.

The net retirement benefit obligation at transition is primarily being amortized over a period of 15 years by the straight-line method.

Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

(4) Lease transactions

Noncancelable lease transactions are classified as operating or finance leases and accounted for accordingly.

(5) Significant hedge accounting method

Hedge accounting

Deferral hedge accounting is adopted for derivatives which qualify as hedges, under which unrealized gain or loss is deferred. When forward foreign exchange contracts and other derivative transactions are entered into in order to hedge receivables and payables denominated in foreign currencies, such receivables and payables are recorded at the contract rates.

Hedging instruments and hedged items

Hedging instruments—Derivative transactions

Hedged items—Hedged items are subject to the risk of loss as a result of market fluctuation and such changes are not reflected in their valuation.

Hedging policy

It is the Company's policy that all transactions denominated in foreign currencies are to be hedged.

Assessment of hedge effectiveness

Hedge effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

Risk management policy with respect to hedge accounting

The Company manages its derivative transactions in accordance with its internal "Policies and Procedures for Risk Management."

(6) Consumption Tax
Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

(7) Accounting policies adopted by foreign consolidated subsidiaries
The financial statements of the Company's subsidiaries in Mexico and other countries have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in Mexico and other countries are charged or credited to operations and directly reflected in retained earnings in the accompanying consolidated financial statements.

4. Valuation of assets and liabilities of consolidated subsidiaries
Assets and liabilities of consolidated subsidiaries acquired through business combinations are carried at fair value.

5. Amortization of differences between cost and underlying net equity at fair value
Differences between cost and underlying net equity at fair value of investments in consolidated subsidiaries and in companies accounted for by the equity method have been amortized over periods not exceeding 20 years determined based on their materiality. However, immaterial differences are charged or credited to income in the year.

6. Accounting changes
Classification of freight and shipping costs
Until the year ended March 31, 2004, freight and shipping costs of the Company and certain consolidated subsidiaries were included in selling, general and administrative expenses. Effective April 1, 2004, the Company and those consolidated subsidiaries began to account for the freight and shipping costs as cost of sales. This change was made in order to achieve a better matching of revenues and expenses and to present gross profit more accurately by including the freight and shipping costs in cost of sales considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

The effect of this change was to increase cost of sales by 112,074 million yen and to decrease gross profit and selling, general and administrative expenses by the same amount for the twelve months ended March 31, 2005.

Consequently, this change had no impact on operating income, ordinary income, income before income taxes and minority income and net income for the twelve months ended March 31, 2005 as compared with the corresponding amounts which would have been recorded if the previous method had been followed.

7. Subsequent Event
On April 15, 2005, the Board of Directors of the Company has resolved to issue Shin-Kabu-Yoyaku-Ken on April 25, 2005, to employees of the Company as well as directors and employees of its subsidiaries as stock options without value in accordance with the Article 280-20 and 280-21 of the Commercial Code and the resolution of the 105th Annual General Meeting of Shareholders dated June 23, 2004.

The outlines of Shin-kabu-Yoyaku-Ken are as follows:

1) Name of Shin-Kabu-Yoyaku-Ken:
Nissan Motor Co., Ltd. 3rd Shin-Kabu-Yoyaku-Ken

2) Kind and number of shares to be issued upon exercise of Shin-Kabu-Yoyaku-Ken:
13,395,000 common shares of the Company
Number of shares to be issued upon exercise of one NSPR (the "Granted Shares Number") shall be 100 shares.

3) Aggregate number of units of Shin-Kabu-Yoyaku-Ken to be issued:
133,950 units
When the total number of applications for Shin-Kabu-Yoyaku-Ken fails to reach 133,950, the total number of Shin-Kabu-Yoyaku-Ken for which applications have performed shall be deemed to be the total number of Shin-Kabu-Yoyaku-Ken to be issued.

4) Issue price of each Shin-Kabu-Yoyaku-Ken and Issue Date:
Each Shin-Kabu-Yoyaku-Ken is to be issued for no value.
The date of issuance of Shin-kabu-Yoyaku-Ken shall be April 25, 2005.

5) Amount to be paid upon exercise of each Shin-Kabu-Yoyaku-Ken :
111,900 Yen per Shin-Kabu-Yoyaku-Ken
1,119 Yen per share

6) The number of persons and allotted number of Shin-Kabu-Yoyaku-Ken subject to this placement shall be as follows:

Targeted person classification	Number of persons	Number of allotted Shin-Kabu-Yoyaku-Ken
Employees of the Company	630	115,900
Directors of subsidiaries of the Company	90	17,450
Employees of subsidiaries of the Company	4	600
Total	724	133,950

Notes to consolidated Financial Statements

1. As for the amount, less than 1,000,000 yen is rounding off.
2. Accumulated depreciation of property, plant and equipment amounted to 3,664,865 million yen.
3. Assets pledged as collateral:

	(Millions of yen)
Notes & accounts receivable	260
Finance receivables	1,318,667
Marketable securities	161
Property, plant and equipment	789,418
Other fixed assets	699
Total	2,109,205

In addition to the above, investments in subsidiaries totaling 1,036 million yen, which were not reflected in the accompanying consolidated balance sheet.

4. Contingent Liabilities

At March 31, 2005, the Company and its consolidated subsidiaries had the following contingent liabilities:

(Millions of yen)

(1) As guarantor of employees' housing loans from banks and others 243,384
(195,030 for employees, 48,354 for others)

(2) Commitments to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates at the request of lending banks 2,712

(3) The outstanding balance of installment receivables sold with recourse 20,687

5. Net income per share: 125.16 yen

9. Copy of Consolidated Independent Auditors' Report

May 13, 2005

To the Board of Directors
Nissan Motor Co., Ltd.

Ernst & Young ShinNihon

/s/ Kazuo Suzuki (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Yasunobu Furukawa (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Yoji Murohashi (seal)
Designated and Engagement Partner
Certified Public Accountant

/s/ Takeshi Hori (seal)
Designated and Engagement Partner
Certified Public Accountant

In accordance with paragraph 3 of Article 19-2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have audited the consolidated balance sheet and the consolidated statement of income of Nissan Motor Co., Ltd. applicable to the 106th fiscal year, from April 1, 2004 through March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit included procedures applied to the accounts of the Company's subsidiaries or consolidated subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the above-mentioned consolidated financial statements present properly the financial position and results of operations of the Nissan Group, which consists of Nissan Motor Co., Ltd. and its consolidated subsidiaries, in accordance with the related regulations and the Articles of Incorporation.

As stated in 'Basis of Consolidated Financial Statements, 6,' effective April 1, 2004 the Company and certain consolidated subsidiaries began to account for the freight and shipping costs as cost of sales. Until the year ended March 31, 2004, those freight and shipping costs were included in selling, general and administrative expenses. This change, with which we concurred, was made to present gross profit more accurately by including the freight and shipping costs in cost of sales and matching them directly with sales as well as to unify the accounting policy among the Nissan Group considering the fact that shipping costs to export parts to be used for manufacture in overseas countries have increased due to the expansion of manufacturing activities outside Japan.

Subsequent event described in the notes to the consolidated financial statements has a material effect on the financial position and the results of operations of the Nissan Group, which consists of Nissan Motor Co., Ltd. and its consolidated subsidiaries, for the future periods.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

10. Copy of Consolidated Statutory Auditors' Report

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Regarding the consolidated financial statements (consolidated balance sheets and consolidated statements of income) for the 106th term beginning April 1, 2004, and ending March 31, 2005, of Nissan Motor Co., Ltd., the Statutory Audit Committee hereby submits this audit report, which has been prepared through discussions based on reports from the respective statutory auditors concerning the methods and results of audits performed.

1. Overview of Auditing Methods Employed by Statutory Auditors
Based on the auditing policies and other guidelines specified by the Statutory Audit Committee, each statutory auditor has received reports and explanations regarding the consolidated financial statements from directors, other relevant personnel and independent auditors.

2. Audit Results
In our opinion, the methods and results employed and rendered by the independent auditors, Ernst & Young ShinNihon, are fair and reasonable.

May 18, 2005

Nissan Motor Co., Ltd.	Statutory Audit Committee
Statutory Auditor (full time)	Hiroshi Moriyama
Statutory Auditor (full time)	Shinji Ichishima
Statutory Auditor (full time)	Keishi Imamura
Statutory Auditor (full time)	Hiroyasu Kan
Statutory Auditor	Haruo Murakami

Note: Shinji Ichishima, Keishi Imamura, Haruo Murakami, are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."

—That's all.—

Shareholder Memo

Fiscal Year-End	March 31
Record Date	March 31 (for interim dividends: September 30)
General Shareholders' Meeting	June
Proxy Record Date	March 31
Transfer Agent and Register	The Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku Tokyo 105-8574 Japan
Business Office of Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. Stock Transfer Agency Department 8-4, Izumi 2-chome, Suginami-ku Tokyo 168-0063 Japan Tel: (03)3323-7111
Other Offices of Transfer Agent	• Any domestic branch of The Chuo Mitsui Trust & Banking Co., Ltd. • The head office and branches of Japan Securities Agent Co., Ltd.
Stock Transaction Commissions	There is no charge for the transfer of shares. There is a ¥210 per-certificate charge (include consumption tax) for the issue of new shares.
Public Notices	The *Nihon Keizai Shimbun*, published in Tokyo

Company Name:	NISSAN MOTOR CO., LTD.
Registered Head Office:	2 Takara-cho, Kanagawa-ku, Yokohama-shi, Kanagawa 220-8623 Japan
Corporate Headquarters:	17-1, Ginza 6-chome, Chuo-ku, Tokyo 104-8023 Japan Tel: (03)3543-5523

Corporate Information Website

http://www.nissan-global.com/EN/HOME/

Investor Relations
http://www.nissan-global.com/EN/IR/

NISSAN
MOTOR COMPANY